UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35211

GASTAR EXPLORATION INC.

(Exact name of registrant as specified in its charter)

1331 LAMAR STREET, SUITE 650

HOUSTON, TEXAS 77010

Telephone: (713) 739-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

8.625% Series A Cumulative Preferred Stock, par value $0.01 per share

10.75% Series B Cumulative Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 18

Common Stock, par value $0.001 per share: 0

8.625% Series A Cumulative Preferred Stock, par value $0.01 per share: 0

10.75% Series B Cumulative Preferred Stock, par value $0.01 per share: 0

Explanatory Note: On December 20, 2018, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming Gastar Exploration Inc. (the “Company”) and its debtor subsidiary’s Joint Prepackaged Plan (as modified) of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan became effective on January 22, 2019 (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, among other things: (1) all previously issued 8.625% Series A Cumulative Preferred Stock, par value $0.01 per share and all previously issued 10.75% Series B Cumulative Preferred Stock, par value $0.01 per share, listed in this Form 15, issued and outstanding immediately prior to the Effective Date (the “Old Preferred Equity”) were cancelled and extinguished, (2) all previously issued Common Stock, par value $0.001 per share (the “Old Common Stock”), listed in this Form 15, issued and outstanding immediately prior to the Effective Date were cancelled and extinguished and (3) new limited liability company interests (the “New Interests”) in new indirect holding companies of the Company, which holding companies indirectly hold all of the ownership interests in the Company, were issued to affiliates of Ares Management LLC in exchange for certain indebtedness of the Company held by such affiliates that were cancelled pursuant to the Plan. The number of holders of record of the New Interests is 18.

This Form 15 is intended to terminate and suspend, as applicable, all filing obligations under Section 12(g) and Section 15(d) with respect to both the Company’s Old Preferred Equity and Old Common Stock extinguished in accordance with the Plan and any obligation which may exist with respect to its New Interests.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gastar Exploration Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Gastar Exploration Inc.

Date: January 22, 2019	By:	/s/ Michael A. Gerlich
	Name:	Michael A. Gerlich
	Title:	Senior Vice President and Chief Financial Officer

2